Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019
October 18, 2021
CONFIDENTIAL
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
HireRight Holdings Corporation
Registration Statement on Form S-1
Submitted October 6, 2021
CIK No. 0001859285
Ladies and Gentlemen:
On behalf of our client, HireRight Holdings Corporation, a Delaware corporation (the “Company”), we hereby submit the accompanying changed pages to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), filed with the Securities and Exchange Commission on October 6, 2021 (File No. 333-260079), relating to the registration of the Company’s common stock, par value $0.001 per share. The enclosed pages are marked to indicate changes from the Registration Statement and include, among other things, preliminary information for the Company’s quarter ended September 30, 2021, the effect of the Company’s reverse stock split, a preliminary midpoint of the price range for the Company’s common stock, certain information previously left blank in the Registration Statement that is derived from such midpoint, such as pro forma financial information, and certain other related changes.
The Company's independent registered public accounting firm has not completed an audit of the accompanying changes to the annual consolidated financial statements or a review of the accompanying changes to the interim condensed consolidated financial statements, which are expected to be completed upon the filing of Amendment No. 1 to Form S-1.

In addition, the Company has asked us to convey the following as its response to the Staff of the Commission (the “Staff”) to the comments it received from the Staff of the Commission in a letter, dated October 15, 2021:
Preliminary Estimated Financial Results for the Quarter Ended September 30, 2021, page 10
1.    Reference is made to your disclosure of Adjusted EBITDA, Adjusted EBITDA service margin and Adjusted Net Loss. Please present the most directly comparable GAAP measure with equal or greater prominence. Refer to Item 10(e)(1)(i)(A) of Regulation

SK and Question 102.10 of the Division of Corporation Finance's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.
Response to Comment 1
The Company acknowledges the Staff’s comment and in response has updated its disclosure on page 12 of the Registration Statement as reflected in the changed pages attached hereto.
2.    Please provide an analysis of the financial measures so that investors can understand what they mean.
Response to Comment 2
The Company acknowledges the Staff’s comment and in response has updated the disclosure on page 12 of the Registration Statement as reflected in the changed pages attached hereto.
* * * * *

Any questions or notifications with respect to this letter should be directed to the undersigned at (212) 373-3000.

Sincerely,

/s/ John C. Kennedy
John C. Kennedy

cc:	Guy P. Abramo
HireRight GIS Group Holdings, LLC

Thomas M. Spaeth
HireRight GIS Group Holdings, LLC

David A. Curtiss, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP

Marc D. Jaffe
Latham & Watkins LLP

Michael Benjamin
Latham & Watkins LLP

Adam J. Gelardi
Latham & Watkins LLP
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